UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 4)*

Derma Sciences, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

249827502
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒ Rule 13d-1(c)

     ☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249827502

NAMES OF REPORTING PERSONS
1
Brett Hewlett
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2		(a) ☐
(b) ☐

SEC USE ONLY
3

CITIZENSHIP OR PLACE OF ORGANIZATION
4
New Zealand
SOLE VOTING POWER
5
15,000(1)
NUMBER OF	SHARED VOTING POWER
SHARES	6
BENEFICIALLY	1,098,213(2)
OWNED BY	SOLE DISPOSITIVE POWER
EACH REPORTING	7
PERSON WITH	15,000(1)
SHARED DISPOSITIVE POWER
8
1,098,213(1)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
1,113,213(1)(1)
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
10		☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
10.3%(3)
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
IN

(1)	Includes 2,500 shares of Restricted Common Stock and Stock Options to purchase up to 12,500 which are currently exercisable held by Mr. Hewlett.
(2)	Includes an aggregate of 1,098,213 shares of Common Stock held by Comvita Limited, including 233,333 shares of Common Stock issuable upon the exercise of warrants. Mr. Hewlett is the Chief Executive Officer of Comvita Limited and therefore may be deemed to share voting and dispositive power with respect to the securities held by Comvita Limited. Mr. Hewlett disclaims beneficial ownership of the securities held by Comvita Limited.
(3)	Percent of class is based upon 10,577,632 shares of Common Stock outstanding as of November 9, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011filed with the Securities and Exchange Commission.

CUSIP No. 249827502

	NAMES OF REPORTING PERSONS
1
	Comvita Limited
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2		(a) ☐
		(b) ☐

	SEC USE ONLY
3

	CITIZENSHIP OR PLACE OF ORGANIZATION
4
	New Zealand
	SOLE VOTING POWER
	5
	0
NUMBER OF	SHARED VOTING POWER
SHARES	6
BENEFICIALLY	0
OWNED BY	SOLE DISPOSITIVE POWER
EACH REPORTING	7
PERSON WITH	0
	SHARED DISPOSITIVE POWER
	8
	1,098,213(1)
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
	1,098,213(1)
	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
10		☐

	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
	10.2%(2)
	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
	CO

(1)	Includes 233,333 shares of Common Stock issuable upon the exercise of warrants.
(2)	Percent of class is based upon 10,577,632 shares of Common Stock outstanding as of November 9, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011filed with the Securities and Exchange Commission.

CUSIP No. 249827502	Page 1 of 6

SCHEDULE 13G/A

This statement on Schedule 13G constitutes the filing of Brett Hewlett (“Hewlett”), Chief Executive Officer of Comvita Limited and a director of the issuer Derma Sciences, Inc. (“Issuer”), and Comvita Limited (“Comvita”) and amends and supplements the Schedule 13Gs previously filed by Comvita New Zealand Limited and/or Comvita. Hewlett is the Chief Executive Officer of Comvita and as such may be deemed to beneficially own the securities of Issuer owned directly by Comvita. Hewlett disclaims beneficial ownership of the securities owned directly by Comvita.

Item 1(a)	Name of Issuer:

Derma Sciences, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

214 Carnegie Center, Suite 100, Princeton, New Jersey 08540

Item 2(a)	Name of Persons Filing:

Item 2(a) is hereby amended and supplemented to add the following:

(1)	Hewlett - Brett Hewlett
(2)	Comvita - Comvita Limited

Item 2(b)	Address of Principal Business Office:

Item 2(b) is hereby amended and supplemented as follows:

(1)	Hewlett - Wilson Road South, Private Bag 1, Te Puke 3189, New Zealand
(2)	Comvita - Wilson Road South, Private Bag 1, Te Puke 3189, New Zealand

Item 2(c)	Citizenship or Place of Organization:

Item 2(c) is hereby amended and supplemented as follows:

(1)	Hewlett - New Zealand
(2)	Comvita - New Zealand

CUSIP No. 249827502	Page 2 of 6

Item 2(d)	Title of Class of Securities:

Item 2(d) is hereby amended and supplemented as follows:

(1)	Hewlett - Includes:
a)	2,500 Restricted Shares (“Restricted Shares”) of Common Stock, $0.01 par value per share (“Common Stock”) vesting 5/27/2011;
b)	Stock Options to purchase up to 3,750 shares of Common Stock at a per share purchase price of $5.12 exercisable 7/23/2010 through 5/27/2020;
c)	Stock Options to purchase up to 3,750 shares of Common Stock at a per share purchase price of $5.12 exercisable 5/27/2011 through 5/27/2020;
d)	Stock Options to purchase up to 5,000 shares of Common Stock at a per share purchase price of $5.12 exercisable 5/27/2011 through 5/27/2020;
e)	864,880 Shares of Common Stock held indirectly through Comvita Limited;
f)	Series N Warrants to purchase up to 100,000 shares of Common Stock at a per share purchase price of $6.25 exercisable through 2/23/2015 held indirectly through Comvita Limited; and
g)	Series Q Warrants to purchase up to 133,333 shares of Common Stock at a per share purchase price of $5.50 exercisable through 2/23/2015 held indirectly through Comvita Limited.

Does not include:

a)	2,500 Restricted Shares of Common Stock vesting 5/26/2012;
b)	Stock Options to purchase up to 3,750 shares of Common Stock at a per share purchase price of $5.12 exercisable 5/27/2012 through 5/27/2020;
c)	Stock Options to purchase up to 3,750 shares of Common Stock at a per share purchase price of $5.12 exercisable 5/27/2013 through 5/27/2020; and
d)	Stock Options to purchase up to 5,000 shares of Common Stock at a per share purchase price of $10.26 exercisable 5/26/2012 through 5/26/2021.

(2)	Comvita - Includes:
a)	864,880 Shares of Common Stock;
b)	Series N Warrants to purchase up to 100,000 shares of Common Stock at a per share purchase price of $6.25 exercisable through 2/23/2015; and
c)	Series Q Warrants to purchase up to 133,333 shares of Common Stock at a per share purchase price of $5.50 exercisable through 2/23/2015.

CUSIP No. 249827502	Page 3 of 6

Item 2(e)	CUSIP Number:

Item 2(e) is hereby amended and supplemented as follows: 249827502

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Item 3 is hereby amended and supplemented as follows: Not Applicable.

Item 4	Ownership.

Item 4 is hereby amended and supplemented as follows: Hewlett is the Chief Executive Officer of Comvita and as such may be deemed to beneficially own the shares of Common Stock owned directly by Comvita.

(1) Hewlett - Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 1,113,213 shares of Common Stock(1)(2)

(b)	Percent of class: 10.3%(3)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	15,000(1)
(ii)	Shared power to vote or to direct the vote:	1,098,213(2)
(iii)	Sole power to dispose or to direct the disposition of:	15,000(1)
(iv)	Shared power to dispose or to direct the disposition of:	1,098,213(2)

(2) Comvita - Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 1,098,213 shares of Common Stock(2)

(b)	Percent of class: 10.2%(3)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	1,098,213(2)
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	1,098,213(2)

(1)	Includes 2,500 shares of Restricted Common Stock and Stock Options to purchase up to 12,500 which are currently exercisable held by Mr. Hewlett.
(2)	Includes an aggregate of 1,098,213 shares of Common Stock held by Comvita Limited, including 233,333 shares of Common Stock issuable upon the exercise of warrants. Mr. Hewlett is the Chief Executive Officer of Comvita Limited and therefore may be deemed to share voting and dispositive power with respect to the securities held by Comvita Limited. Mr. Hewlett disclaims beneficial ownership of the securities held by Comvita Limited.
(3)	Percent of class is based upon 10,577,632 shares of Common Stock outstanding as of November 9, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011filed with the Securities and Exchange Commission.

CUSIP No. 249827502	Page 4 of 6

Item 5	Ownership of Five Percent or Less of a Class.

Item 5 is hereby amended and supplemented as follows: Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Item 6 is hereby amended and supplemented as follows: Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 7 is hereby amended and supplemented as follows: Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Item 8 is hereby amended and supplemented as follows: Not Applicable.

Item 9	Notice of Dissolution of Group.

Item 9 is hereby amended and supplemented as follows: Not Applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 249827502	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/13/2012	BRETT HEWLETT

/s/ Brett Hewlett

Date: 2/13/2012		COMVITA LIMITED

	By:	/s/ Brett Hewlett
	Name:	Brett Hewlett
	Title:	Chief Executive Officer